

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2010

Alex Jen, CEO
Ace Consulting Management, Inc.
923 E. Valley Blvd, Suite 103B
San Gabriel, CA 91776

> **Re: Ace Consulting Management, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 16, 2010**
> **File No. 333-169424**

Dear Mr. Jen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that the shares being registered for resale appear to represent all of your outstanding common shares held by non-affiliates. We also note that the selling stockholders have held their shares for a relatively short period of time, during which your company has remained a shell company. Under these circumstances, it appears that the selling stockholders may be acting as conduits for the company in an indirect primary offering. Please provide an analysis of why you believe this is not an indirect primary offering, taking into consideration each of the factors identified in Securities Act Forms Compliance and Disclosure Interpretations 214.02, available at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm, as well as any other factors you deem relevant.

Alternatively, because the company is not eligible to conduct an at-the-market equity offering pursuant to Rule 415(a)(4), disclose a fixed offering price for the duration of the offering and identify the selling stockholders as underwriters on the prospectus cover page.

Prospectus Cover Page

2.   Please include the "Subject to Completion" legend required by Item 501(b)(10) of Regulation S-K on the prospectus cover page.

Prospectus Summary, page 1

3.   Please prominently disclose on the first page of your prospectus summary:

- That you are a shell company;
- That your business is in a very early stage of development;
- That you have not yet generated meaningful revenues to date;
- That your limited assets consist solely of cash;
- That you have just one part-time employee;
- That you have not historically complied with your current reporting requirements under the Securities Exchange Act of 1934; and
- That your auditor has expressed substantial doubt about your ability to continue as a going concern.

Selling Security Holders, page 7

4.   We note that there is no agreement between the company and the selling shareholders to register the shares subject to this registration statement. Please explain why you decided to register sales by the selling shareholders.

Description of Business, page 12

5.   Please substantially revise this section so that it is clear to investors what your specific business plan is and the actions you intend to take to execute this plan.

6.   In your revised disclosure, provide enough information to support your statements when it is not clear from the context. For example:

- You note in the second paragraph of page 12 that you are specialists in a variety of fields. Considering that you only have one part-time employee and have only engaged in development-stage activities to date, it is not clear what particular experience or expertise supports this statement.
- You also note in the second paragraph of page 12 that your team has been responsible for design construction and commissioning of processing facilities

in China and the United States. It is not clear who your "team" refers to.
Describe your team and the specific experiences you refer to.

- You disclose that your niche is listing advisory services. Discuss your experience providing such services. Explain the specific experiences of Alex Jen and Gary Tickel in this regard.

- Identify your consultants in the international food processing industry, explain the terms of your relationship with these consultants, and discuss their experiences disclosed here.

- Discuss why you are describing "typical" services on page 13 when it does not appear that you have provided any meaningful services to date.

These are merely examples.

7. We note your disclosure on the bottom of page 13 that you have made initial contacts with local contractors, architects and designers. Please elaborate on these contacts and how they are expected to help you execute your business plan.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Results of Operation, page 15

8. Explain how you generated $6,000 in revenue for the six months ended June 30, 2010.

9. We note that you expensed $1,415,500 for stock compensation. Please expand your disclosure stating specifically to what the stock compensation relates and to whom it was paid.

Liquidity and Capital Resources, page 15

10. On page II-4, you disclose the issuance of 25 million shares of stock to three individuals for a total of $1.25 million on June 14, 2010. However, these funds do not appear in your financial statements for the six months ended June 30, 2010 and are not discussed in this section. Please revise to clarify or explain the reason for this apparent discrepancy.

Directors and Executive Officers, page 17

11. Please revise the biographical information regarding Mr. Jen and Mr. Tickel to provide the specific disclosure required by Item 401(e) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371, or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have any questions regarding comments on the financial statements and related matters. Please contact John Harrington, Staff Attorney, at (202) 551-3576 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director

cc: Gregg E. Jaclin, Esq.
Anslow & Jaclin, LLP
Via facsimile: (732) 577-1188